EXHIBIT 99.1

POET Technologies Appoints Rich Zoccolillo as SVP Strategic Marketing and  Product Management

SAN JOSE, Calif., Sept. 10, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced that Rich Zoccolillo has been appointed Senior Vice President of Strategic Marketing and Product Management. Zoccolillo joins the Company with extensive experience in the photonics industry, including senior management roles at Infinera, Opnext and Lucent Technology’s optical networking business.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “Rich brings a vast network of executive, technical and operational relationships to POET that he’s developed over a 30-plus year career in the photonics industry, dating back to Bell Labs in the late 1980’s. We believe Rich will be a tremendous asset to the Company’s marketing and growth initiatives by leveraging POET’s highly differentiated Optical Interposer Platform across expanded opportunities in both the Datacom and Telecom markets.”

Zoccolillo will report to Dr. Venkatesan with responsibilities to include strategic marketing to customers, management of the Company’s product sales activities as well as driving a growing pipeline of new business opportunities and prospective partnership engagements.

Commenting on his appointment, Rich Zoccolillo, stated, “I am excited to join POET during this period of dynamic growth in the photonics industry, which is largely being driven by demand from cloud data centers and next-generation 5G communications. By leveraging its disruptive technology platform for the integration of electronics and optics, POET is redefining the fundamental economics of high-performance optical communications. This has the potential to represent a significant value proposition to both strategic partners and leading suppliers seeking differentiation, and I look forward to leading the Company’s marketing efforts to identify and capitalize on these transformational opportunities.”

Zoccolillo most recently served as the Vice President of Systems Manufacturing at Infinera, where he was responsible for overseeing both internal and contract manufacturing. Previously, he held multiple roles at Opnext (acquired by Oclaro), including President of the Pluggables Business Unit and General Manager of Optical Subsystems. Prior to Opnext, Zoccolillo held a number of management positions during his nearly 16-year tenure at Lucent Technologies, AT&T Bell Laboratories. These roles included General Manager of the Lucent Metro WDM business, Director of Product Management for both Lucent’s SONET systems and SDH systems, and a variety of roles in Lucent's consumer product organization. Previously, he served in various roles in planning and product development at AT&T Bell Laboratories.

Zoccolillo served on the advisory council for Monmouth University’s School of Science and Technology. He holds both Bachelor and Master of Science degrees in Computer Science from Polytechnic University of New York.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology as well as the potential demand for the Company’s products and the success of the Company’s marketing efforts.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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